SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of March, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached are English translations of press releases published by Banco de Chile in local newspapers on March 18, 2005, informing of the resolutions adopted at the Ordinary Shareholders meeting and at the subsequent Board of Directors meeting, both held on March 17, 2005, with regard to the renewal of the Board of Directors and the payment of dividends.

BANCO DE CHILE
ESSENTIAL INFORMATION

Banco de Chile informs to its clients and general public, the following essential information regarding this institution:

1.-

It was agreed at the Ordinary Shareholders Meeting of the Bank, held on March 17, 2005, to completely renew the Board of Directors, due to the end of the legal and statutory three year term established for the Board of Directors. It was also agreed to designate Alternate Directors.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a three year term:

Directors:	Jorge Awad Mehech Serrano
Fernando Cañas Berkowitz
Jacob Ergas Ergas
Thomas Fürst Freiwirth
Andrónico Luksic Craig
Guillermo Luksic Craig
Rodrigo Manubens Moltedo
Gonzalo Menéndez Duque
Máximo Pacheco Matte
Francisco Pérez Mackenna
Segismundo Schulin-Zeuthen Serrano

Alternate Directors:	Edmundo Eluchans Urenda
Jorge Ergas Heymann

2.-	At the extraordinary Board of Directors meeting held on March 17, 2005, after the aforesaid Ordinary Shareholders meeting, it was agreed to make the following appointments:

Board of Directors President:	Fernando Cañas Berkowitz
Board of Directors Vice-President:	Andrónico Luksic Craig

Advisers to the Board	Jorge Díaz Vial
Francisco Garcés Garrido
Máximo Silva Bafalluy

This publication is made pursuant to Article 44 of the General Banking Law and because this information is considered essential information regarding Banco de Chile, pursuant to Articles 9 and 10 of the Securities Market Law No. 18,045, its regulations and the rules of the Superintendence of Banks and Financial Institutions

GENERAL MANAGER

Santiago, March 2005.

BANCO DE CHILE
DISTRIBUTION OF DIVIDENDS

At the Ordinary Shareholders Meeting of the Bank, held on March 17, 2005, it was agreed the distribution and payment of dividend N°193, in the amount of CLP 2.2993 per Banco de Chile common share, with charge to the 2004 income of Banco de Chile. The respective shareholders of the Bank may dispose of the aforesaid dividends at the Principal Offices of Banco de Chile, Ahumada 251, Santiago.

The payment of dividends for those shareholders residing in regions will be delivered at the corresponding branch of Banco de Chile. Dividends will be deposited in current or saving account if it was so instructed by the shareholders.

Shareholders registered at the Shareholders Register of the Bank on or before March 11, 2005 shall have the right to receive dividends.

GENERAL MANAGER

Santiago, March 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

Banco de Chile

By:	/S/ Pablo Granifo
By: Pablo Granifo General Manager